Pepco Energy Services, Inc.
Balance Sheet
(Dollars in Thousands)
(Unaudited)

	As of June 30, 2003
ASSETS	
Current Assets	
Cash and cash equivalents	*
Inventories	*
Prepayments	*
Accounts receivable	*
Accounts receivable from associated companies	*
	*
Investments and Other Assets	
Goodwill	*
Other investments	*
	*
Property, Plant, and Equipment	
Property, plant, and equipment	*
Accumulated depreciation	*
	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Short term debt	*
Accounts payable	*
Interest and taxes accrued	*
Other	*
	*
Deferred Credits	
Deferred income taxes	*
Long-term capital lease obligations	*
Other	*
	*
Long Term Debt	*
Capitalization	
Additional paid-in capital	*
Other comprehensive income	*
Retained deficit	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the
 Public Utility Holding Company Act of 1935.

Pepco Energy Services, Inc.
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

	Six Months Ended June 30, 2003
OPERATING REVENUES	*
OPERATING EXPENSES	
Electric fuel and purchased energy and capacity	*
Cost of sales	*
Operation and maintenance	*
Depreciation and amortization	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the
  Public Utility Holding Company Act of 1935.